Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Board of Directors
EuroBancshares, Inc.

We consent to the incorporation by reference in this registration statement on Form S-8 of EuroBancshares, Inc. of our report dated March 30, 2005, with respect to the consolidated balance sheets of EuroBancshares, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 10-K/A of EuroBancshares, Inc. Our report refers to the adoption of the provisions of Financial Accounting Standard’s Board’s Interpretation No. 46R, Consolidation of Variable Interest Entities, as of December 31, 2003.

KPMG LLP

San Juan, Puerto Rico
September 23, 2005